Message 1: Connection Request (No Link)

Purpose: Introduce yourself, reference shared context, and request to connect.
Link: *Not included per LinkedIn spam filter guidance.*

Message:

> Hey {first_name}, I came across your profile on WeFunder. I'm part of a team raising on the platform and would love to connect and share what we're working on.
>
> – Alana

Message 2: Post-Connection (Link Included)

Message:

> Hi {first_name}, thanks for connecting!
>
> I'm part of the team at Mavrek, and we're working to fix the broken process of selling small businesses. Most SMB deals fail, leaving business owners in a financial bind—but our platform is helping change that.
>
> If you're curious, here's our WeFunder page with all the details: https://wefunder.com/mavrek
>
> I'd value hearing your feedback, and I'd be happy to answer any questions you might have.

Message 3: Follow-Up (If No Reply to Message 2)

Message:

> Hey {first_name}, just checking in—did you get a chance to take a look at Mavrek on WeFunder?
>
> Our mission is to help small business owners exit successfully, and we're excited about the traction we're seeing. If you have questions or thoughts, I'd be happy to chat or loop in our CEO if you'd like to learn more.
>
> Here's the link again: https://wefunder.com/mavrek

InMail Message (If No Connection Accepted)

Message:

Hi {first_name}, I reached out to connect recently but thought I'd follow up in case you missed it.

I'm working on Mavrek, a platform that helps small business owners successfully sell their companies—a process where 80% of deals currently fail. We're tackling this problem head-on.

I saw that you were active on WeFunder, and we currently are raising on their site. If you're interested in what we're building, here's the link:

https://wefunder.com/mavrek

Either way, I'd love to connect with you.

– Alana